Exhibit 99.2

Adira Energy Ltd.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three month and nine month periods ended September 30, 2016

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. ("Adira", "we", "our", "us", or the "Company") for the three and nine month periods ended September 30, 2016, which has been prepared on the basis of information available up until November 29, 2016. This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's interim consolidated financial statements for the three and nine month periods ended September 30, 2016, as well as the annual consolidated financial statements for the year ended December 31, 2015, together with the notes thereto, available under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted. This MD&A is dated November 28 2016.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira's Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "contemplate", "target", "believe", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "can", "should", "could" or "might" occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management's expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company's control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Business overview and Significant Developments during the period

Adira was initially incorporated as an oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The focus of the Company has changed as detailed below. The Company's current trading symbol on the TSX Venture Exchange (the "Exchange") is "ADL". The Company also trades on the OTC Bulletin Board with the trading symbol "ADENF" and on the Frankfurt Stock Exchange with the trading symbol "OAM1".

Letter of Intent

Given the increasing challenging market conditions for oil and gas exploration throughout 2015 and 2016, our Company's management had been looking for additional business opportunities.  On November 5, 2015, the Company and SMAART Holdings Inc. ("SMAART") and the shareholders of SMAART entered into a letter of intent (the "LOI") pursuant to which SMAART and Adira will complete a transaction (the "Transaction"), pursuant to which the resulting corporation (the "Resulting Issuer") will continue to be listed on the TSX Venture Exchange (the "TSXV").

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)
Empower Healthcare Corporation ("EHC") is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company ("THCC") is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSXV. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of SMAART will own the remaining 90%.

In addition, SMAART will complete a financing to close concurrently with the completion of the Transaction.. Such funds will be available as working capital for the Resulting Issuer.

Capital Expenditures and Divestitures

During the three and nine month period ended September 30, 2016, the Company did not incur any capital expenditures or disposals.

The Company's currently has no planned capital expenditures in connection with its prior operations for the next twelve months.

Additional Disclosure for Venture Issuers without Significant Revenues:
	Nine Month Period Ended September 30,		Three Month Period Ended September 30,
	2016	2015	2016	2015
	U.S. dollars in thousands

General and administrative expenses	$71	$214	$20	$25

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2016:

	Nine months ended September 30,		Three months ended September 30,
	2016	2015	2016	2015
	Unaudited
Expenses:
General and administrative expenses	71	214	20	25

Total expenses	71	214	20	25

Operating loss	(71)	(214)	(20)	(25)

Foreign exchange gain (loss)	3	(39)	1	5

Loss before income tax expense	(68)	(253)	(19)	(20)
Income tax expense	-	-	-	-

Net comprehensive loss	$(68)	$(253)	$(19)	$(20)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.00)	$(0.02)	$(0.00)	$(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	17,112,021	14,524,816	17,112,021	17,112,021

Three month period ended September 30, 2016, compared to the three month period ended September 30, 2015

Expenses

General and Administrative Expenses

For the three month period ended September 30, 2016, general and administrative expenses amounted to $20 thousand as compared to $25 thousand for the three month period ended September 30, 2015. The decrease in general and administrative expenses resulted primarily the company's continued effort to reduce all expenses and focus on the SMAART Transaction.  Costs incurred in respect of the Transaction have been capitalized to Deferred Expenses in the Consolidated Statement of Financial Position.

Financing Income/Expense

For the three month period ended September 30, 2016, the foreign exchange gain amounted to $1 thousand as compared to a gain of $5 thousand for the three month period ended September 30, 2015. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company's assets are held in Canadian dollars and most of its expenditures are made in Canadian dollars. However, it also has expenditures in NIS and US Dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit/Loss

The Company reported a net loss and comprehensive loss for the three month period ended September 30, 2016 of $19 thousand as compared to a net loss and comprehensive loss of $20 thousand for the three month period ended September 30, 2015. The primary reason for reduction in the loss in 2016 is due to a reduction in activities.

Inflation

During the three month periods ended September 30, 2016 and September 30, 2015, inflation has not had a material impact on the Company's operations.

Nine month period ended September 30, 2016, compared to the Nine month period ended September 30, 2015

Expenses

General and Administrative Expenses

For the nine month period ended September 30, 2016, general and administrative expenses amounted to $71 thousand as compared to $214 thousand for the nine month period ended September 30, 2014. General and administrative expenses remain relatively low as the Company seeks additional source of finance to fund its operations.

Financing Income/Expense

For the nine month period ended September 30, 2016, the foreign exchange gain amounted to $3 thousand as compared to a loss of $39 thousand for the nine month period ended September 30, 2015. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company's assets are held in Canadian dollars and most of its expenditures are made in Canadian dollars. However, it also has expenditures in NIS and US Dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit/Loss

The Company reported a net loss and comprehensive loss for the nine month period ended September 30, 2016 of $68 thousand as compared to a net loss and comprehensive loss of $253 thousand for the nine month period ended September 30, 2015. The primary reason for reduction in the loss in 2016 is due to a reduction in activities.

Inflation

During the nine month period ended September 30, 2016 and September 30, 2015, inflation has not had a material impact on the Company's operations.

Summary of Quarterly Results
	Quarter ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(19)	(29)	(20)	(16)
Net Profit (loss) per share*	$(0.00)	(0.00)	(0.00)	(0.00)
*Attributable to equity holders of the Company, post share consolidation

	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(20)	(155)	(78)	(143)
Net Profit (loss) per share*	$(0.00)	(0.01)	(0.01)	(0.01)
*Attributable to equity holders of the Company, post share consolidation

Net profit (loss) per quarter is a function of the operational activity during that quarter. There is no seasonal trend. The profit during the last eight quarters as been in decline as the company reduces its operational activities.

Liquidity

Liquidity is a measure of a company's ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $34,202 thousand as of September 30, 2016 ($34,124 thousand as of December 31, 2015), and the Company had negative cash flows from operations of $87 thousand during the nine month period ended September 30, 2016 (negative cash flows of $130 thousand during the nine month period ended September 30, 2015). The ability of the Company to continue a going concern depends upon the ability of the Company to obtain financing and upon future profitable operations. The Company has not earned any significant revenues from its operations to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements.

Three month period ended September 30, 2016, compared to the three month period ended September 30, 2015

During the three month period ended September 30, 2016, the Company's overall position of cash and cash equivalents remained unchanged. This can be attributed to the following:

The Company's net cash used in operating activities during the three month period ended September 30, 2016 was $ nil as compared to $25 thousand for the three month period ended September 30, 2015. This decrease is due to the reduced activities during the period and a HST refund.

Cash provided from investing activities during the three month period ended September 30, 2016 and 2015 was nil.

Cash provided by financing activities for the three month period ended September 30, 2016 and 2015 was nil.

There are no legal restrictions on transferring funds between Canada and Israel.

Nine month period ended September 30, 2016, compared to the Nine month period ended September 30, 2015

During the nine month period ended September 30, 2016, the Company's overall position of cash and cash equivalents decreased by $87 thousand. This decrease in cash can be attributed to the following:
The Company's net cash used from operating activities during the nine month period ended September 30, 2016 was $87 thousand as compared of $130 thousand for the nine month period ended September 30, 2015. The cash used in 2016 is as a result of general and administration expenses and a large decrease in accounts payable.

Cash provided from investing activities during the nine month period ended September 30, 2016 was nil as compared to $10 thousand for the three month period ended September 30, 2015.  The amount in 2015 relates primarily to a decrease in restricted deposits.

Cash provided by financing activities for the nine month period ended September 30, 2016 was nil as compared to $228 thousand for the nine month period ended September 30, 2015. The financing in 2015 relates to a non-brokered private placement that was concluded during the period.

Capital Resources

At September 30, 2016, the Company's cash and cash equivalents were $37 thousand (December 31, 2015 - $124 thousand). The majority of this balance is being held in Canadian Dollars. Our working capital at September 30, 2016 was negative $30 thousand as compared to $38 thousand at December 31, 2015.

Commitments

None.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 17,112,021 common shares outstanding, 4,820,000 warrants and 238,000 options granted to directors, officers and employees.

Management of Capital

The Company currently does not generate significant cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.
The Company defines its capital as share capital plus warrants. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company's operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

The Company has no off balance sheet arrangements.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the nine month period ended September 30, 2016, the Company incurred $5 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $60 thousand during the nine month period ended September 30, 2015.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Share-based payment transactions;
•	Impairment of financial assets; and
•	Warranty liability

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is no objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Warranty liability

As the warrants have an exercise and presentational price denominated in Canadian dollars which differs from the Company's functional currency they do not qualify for classification as equity.  These warrants have been classified as a warrant liability and are recorded initially at fair value and revalued at each reporting date, using the Black Scholes valuation model.  Changes in fair value for each year are included in comprehensive profit and loss for the year.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company's internal controls over financial reporting during the period ended September 3031, 2016, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As of September 30, 2016, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company's chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company's financial instruments have been designated as follows:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Restricted deposits	Loans and receivables
Other receivables	Loans and receivables
Trade payables	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities

The carrying values of cash and cash equivalents, restricted deposits, other receivables, trade payables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions.
Concentration of credit risk exists with respect to the Company's cash and cash equivalents and accounts receivable.

As of September 30, 2016, the Company's exposure is for cash held in bank accounts in the amount of $37 thousand and loan receivable, other receivables, prepaid expenses and deferred expenses of $98 thousand. None of the Company's accounts receivable is overdue as at September 30, 2016.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of September 30, 2016, the Company had cash and cash equivalents of $37 thousand, and loans receivable, other receivables and prepaid expenses of $98 thousand against current trade and other payables in the amount of $165 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company's monetary assets are held in US dollars and most of the Company's expenditures are made in US dollars. However, the Company also has expenditures in Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company's Form 20-F dated April 30, 2016, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company's quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company's website www.adiraenergy.com or through the Company's public filings at www.sedar.com.

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